Exhibit 99.1

Immuron Limited

Appendix 4D

Half-year 31 December 2023

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Half-year ended:	31 December 2023
Previous period:	31 December 2022

Results for announcement to the market

			$
Revenue from ordinary activities	Up	303.6% to	2,355,580
Net loss after tax (from ordinary activities) for the period attributable to members	Up	(4.8)% to	(2,073,182)
Net loss after tax for the period attributable to members	Up	(4.8)% to	(2,073,182)

Net tangible assets per security

	31 December	31 December
	2023 Cents	2022 Cents
Net tangible asset backing (per share)	7.62	9.25

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

Explanation of results

An explanation of the key financial elements contributing to the revenue and result above can be found in the review of operations included within the directors’ report.

Distributions

No dividends have been paid or declared by the company for the current financial period. No dividends were paid for the previous financial period.

Changes in controlled entities

There have been no changes in controlled entities during the half-year ended 31 December 2023.

Other information required by Listing Rule 4.2A

a.	Details of individual and total dividends or distributions and dividend or distribution payments:	N/A

b.	Details of any dividend or distribution reinvestment plans:	N/A

c.	Details of associates and joint venture entities:

		Ownership interest held by the group
Name of entity	Place of business/ country of incorporation	31 December 2023	31 December 2022
		%	%
Ateria Health Limited	United Kingdom	17.5	17.1

d.	Other information	N/A

Interim review

The financial statements have been reviewed by the group’s independent auditor without any modified opinion, disclaimer or emphasis of matters.

Immuron Limited

ABN 80 063 114 045

Interim financial report

for the half-year 31 December 2023

Immuron Limited

ABN 80 063 114 045

Interim report - 31 December 2023

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Review of operations and activities

Key highlights

●	Record sales of A$2.4 million for H1, FY24 up A$1.8 million on H1, FY23

●	Immuron completes in-patient phase of IMM-124E Phase 2 clinical trial

●	Immuron completes in-patient phase of CampETEC Phase 2 clinical trial

●	Uniformed Services University Travelan® clinical field trial reaches 50% recruitment

●	Completion of IMM-529 drug substance manufacture by CSIRO

●	Invitation to present at The Military Health System Research Symposium (MHSRS)

Financial review

Immuron Limited has reported a loss for the half-year ended 31 December 2023 of A$2,073,182 (31 December 2022: A$1,978,383). The group’s net assets decreased to A$17,526,515 compared with A$19,616,836 at 30 June 2023, including cash reserves of A$15,213,462 (30 June 2023: A$17,159,764). Revenue from ordinary activities for the half-year ended 31 December 2023 was A$2,355,580 (31 December 2022: A$583,646) generating, for Hyperimmune products, Gross profit of A$1,580,348 (31 December 2022: A$427,920) and Operating profit of A$854,715 (31 December 2022: A$(15,877)).

Record sales of A$2.4 million for H1, FY24 up A$1.8 million on H1, FY23

Australia: Sales of Travelan® increased to AUD $1,853,048 in H1, FY24, compared to AUD $260,205 in H1, FY23. Sales increased by $1,054,164 (132%) on the pre-pandemic peak period (H1, FY20). This increase partially reflects 3 months (May, June, July) of backorders accrued while awaiting GMP Clearance from the TGA. TGA GMP clearance was obtained in August 2023.

Australian Bureau of Statistics: short term resident returns in October 2023 were 47% higher than October 2022 and approaching pre-pandemic levels (93% of October 2019)1.

USA: Sales of Travelan® increased to AUD $481,920 in H1, FY24, compared to AUD $295,410 in H1, FY23. Sales were lower by $31,633 (-6%) on the pre-pandemic peak period (H1, FY20).

International Trade Administration Total U.S. citizen international visitor departures from the United States in September 2023 were 17% higher than in September 2022.2 Immuron’s target departure markets 3, July - September 2023 departures were 1% higher than the pre-pandemic period July - September 2019.2

1.	https://www.abs.gov.au/statistics/industry/tourism-and-transport/overseas-arrivals-and-departuresaustralia/latest- release

2.	https://www.trade.gov/sites/default/files/2023-12/US-Outbound-to-World-Regions.xlsx

3.	Caribbean, Asia, South America, Central America, Africa, Mexico

Immuron completes in-patient phase of IMM-124E Phase 2 clinical trial

The inpatient challenge phase of the Travelan® clinical study led by Principal Investigator Dr Mohamed Al- Ibrahim at the Pharmaron CPC FDA inspected Clinical Research Facility Inpatient Unit located in Baltimore, Maryland US, has been completed. The double-blind study was separated into two cohorts of approx. 30 subjects (60 in total) dosed with Travelan or placebo for two days prior to challenge continuing for a total of 7 days. All study participants were challenged with Escherichia coli, monitored for symptoms, and treated with antibiotics. Safety data at two weeks and 4 weeks post challenge has been collected and the final 6 month follow up interviews will be initiated in January 2024 and are expected to be completed in April 2024. Headline results from the clinical trial are anticipated to be reported in June 2024. The Phase 2 clinical trial is designed to evaluate the safety and protective efficacy of Travelan® compared to a placebo in a controlled human infection model (CHIM). The primary efficacy outcome is prevention and/or reduction of moderate to severe diarrhea. ClinicalTrials.gov Identifier: NCT05933525.

Immuron completes in-patient phase of CampETEC Phase 2 clinical trial

The NMRC has recently completed the in-patient stage of the campylobacter challenge clinical study. The clinical study is being led by Principal Investigator Dr Kawsar Talaat, MD at the Johns Hopkins University (JHU) Center for Immunization Research (CIR) Inpatient Unit, located at the JHU Bayview Medical Campus, Baltimore, Maryland. U.S. A total of 30 participants were enrolled in the study, of which 27 participants were dosed with either the Investigational Medical Product or placebo and all subjects were challenged with Campylobacter. All study volunteers have now been treated with antibiotics and discharged from the clinic. The study participants will return as outpatients for several follow-up visits, with the last patient last visit scheduled to be completed in June 2024. Headline results from the clinical trial are anticipated to be reported in H2 2024. The Phase 2 clinical trial is designed to evaluate the safety and protective efficacy of the new product manufactured by Immuron compared to a placebo in a controlled human infection model (CHIM). The primary efficacy outcome is prevention and/or reduction of moderate to severe diarrhea. ClinicalTrials.gov Identifier: NCT06122870.

Immuron Limited	2

Uniformed Services University Travelan® clinical field trial reaches 50% recruitment

USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defence and the New York City Travel Clinic are jointly conducting the randomized clinical trial to evaluate the efficacy of Travelan® in Travelers’ Diarrhea. The P2TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, during deployment or travel to a high-TD risk region (ClinicalTrials.gov Identifier: NCT04605783). All study participants (868 in total) will be randomized to Travelan® or placebo (434 per arm).

The Problem: Travelers’ diarrhea (TD) remains a highly prevalent disease that impacts operational readiness of military personnel and is also debilitating civilian travel. In addition to its acute morbidity, TD is associated with acquisition of antimicrobial resistance genes and long-term sequelae. Current mitigation strategies including pre-travel counseling and antibiotics for prevention and treatment have important limitations, and there are currently no licensed, pathogen-specific vaccines for TD prevention.

The Approach: Passive immunotherapy may offer safe and relatively inexpensive preventive strategies by promoting gut resistance to enteropathogens, and potentially lessening the use of antibiotics. USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defence and the New York City Travel Clinic are jointly conducting a randomized clinical trial to evaluate the efficacy of these nutraceutical products for TD prevention and inform strategies for Force Health Protection.

Completion of IMM-529 drug substance manufacture by CSIRO

Immuron ’s manufacturing campaign for a new therapeutic product which targets the Clostridioides Difficile (C. Diff) bacteria, IMM-529 drug substance was completed in December 2023 by CSIRO Agriculture and Food. IMM-529 is the second therapeutic drug candidate the company is planning to take into the clinic and has been specifically developed to target (i) toxin B, (ii) spores and (iii) vegetative cells of Clostridioides Difficile (C. Diff) which are thought to be the primary cause of C. Diff disease recurrences. A research services agreement has recently been executed with Monash University to assist with vaccine manufacture and stability testing of the Investigational Medical Product to support the pre-IND information package. A research services agreement has also been executed with VivoPharm Global Preclinical Services to conduct a GLP compliant toxicity study in rodents. The study protocol has been submitted and approved by the Animal Ethics Committee and the study is planned to commence in Q1 2024. The company is working towards submitting a Pre-IND information package to the U.S. Food and Drug Administration (FDA) in H1 2024.

Invitation to present at The Military Health System Research Symposium (MHSRS)

The MHSRS is the U.S. Department of Defense’s premier scientific meeting that focuses specifically on the unique medical needs of the Warfighter. This annual symposium brings together 3,000 healthcare professionals, researchers, U.S DoD leaders and decision markers as well as various funding bodies. The company attended the meeting as an Exhibitor and presented two posters at the event. One entitled ‘Clinical Evaluation of an Oral prophylactic for prevention of Travelers diarrhea in active-duty military assigned abroad.’ The company was also invited by the Medical Technology Enterprise Consortium (MTEC) to showcase Immuron and its collaborative work with the U.S. Department of Defense including an overview of the current MTEC award entitled ‘Biologics license application of a bovine immunoglobulin supplement that prevents travelers’ diarrhea caused by enterotoxigenic Escherichia coli (ETEC).’ The Naval Medical Research Command (NMRC) also presented a poster at the symposium on the new oral therapeutic targeting Campylobacter and Enterotoxigenic Escherichia coli (ETEC) developed in collaboration with Immuron. The NMRC poster is entitled ‘Research and Development of Hyperimmune Bovine Colostrum Products for the Prevention of Travelers’ Diarrhea.’ Copies of the presentations are available on the Company’s website. https://www.immuron.com.au/product-science/

Immuron Limited	3

Immuron Limited

Directors’ report

31 December 2023

(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2023.

Directors

The following persons were directors of Immuron Limited during the whole of the half-year and up to the date of this report:

Mr Paul Brennan, Independent Non-Executive Chairman

Dr Roger Aston, Independent Non-Executive Director

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our polyclonal antibodies are orally active and offer localized delivery within the gastrointestinal (“GI”) tract. As our products do not cross from the gut into the bloodstream, they potentially offer much improved safety and tolerability, without sacrificing efficacy. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile infections.

Review of operations and activities

Information on the financials and operations of the group and its business strategies and prospects is set out in the review of operations and activities on pages 2 to 3 of this interim financial report.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6.

This report is made in accordance with a resolution of directors.

Mr Paul Brennan

Independent Non-Executive Chairman

Melbourne

28 February 2024

Immuron Limited	5

Grant Thornton Audit Pty Ltd
Level 22 Tower 5
Collins Square
727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Immuron Limited for the half-year ended 31 December 2023. I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b	no contraventions of any applicable code of professional conduct in relation to the review.

Grant Thornton Audit Pty Ltd

Chartered Accountants

T S Jackman

Partner – Audit & Assurance

Melbourne, 28 February 2024

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the half-year ended 31 December 2023

		Consolidated entity
	Notes	31 December 2023 $	31 December 2022 $
Revenue from contracts with customers	2	2,355,580	583,646
Cost of goods sold		(775,232)	(155,726)
Gross profit		1,580,348	427,920

Other income	3(a)	2,485,353	1,609,106
Other (losses)/gains – net	3(b)	(750,560)	(130,937)

General and administrative expenses		(1,949,230)	(1,859,881)
Research and development expenses		(2,653,086)	(1,521,635)
Selling and marketing expenses		(732,853)	(460,791)
Operating loss		(2,020,028)	(1,936,218)

Finance income		153,508	54,072
Finance expenses		(4,007)	(4,501)
Finance costs - net		149,501	49,571

Share of loss from equity accounted associate	11(b)	(202,655)	(91,736)
Loss before income tax		(2,073,182)	(1,978,383)

Income tax expense		-	-
Loss for the period		(2,073,182)	(1,978,383)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		4,441	(838)
Total comprehensive loss for the period		(2,068,741)	(1,979,221)

		Cents	Cents
Loss per share for profit attributable to the ordinary equity holders of the company:
Basic/diluted loss per share	12	(0.91)	(0.87)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	8

Immuron Limited

Consolidated statement of financial position

As at 31 December 2023

		Consolidated entity
	Notes	31 December 2023 $	30 June 2023 $
ASSETS
Current assets
Cash and cash equivalents		15,213,462	17,159,764
Trade and other receivables	4(a)	559,381	417,420
Inventories	5(a)	1,619,748	839,968
Financial assets	4(b)	1,205,375	1,834,034
Other current assets		348,673	158,151
Total current assets		18,946,639	20,409,337

Non-current assets
Investments accounted for using the equity method	11(b)	-	159,066
Property, plant and equipment		177,025	200,133
Inventories	5(a)	759,052	1,219,646
Total non-current assets		936,077	1,578,845

Total assets		19,882,716	21,988,182

LIABILITIES
Current liabilities
Trade and other payables		1,664,955	1,192,769
Employee benefit obligations		373,673	289,408
Deferred income		145,663	698,195
Other current liabilities		39,652	38,767
Total current liabilities		2,223,943	2,219,139

Non-current liabilities
Employee benefit obligations		1,982	1,882
Other non-current liabilities		130,276	150,325
Total non-current liabilities		132,258	152,207

Total liabilities		2,356,201	2,371,346

Net assets		17,526,515	19,616,836

EQUITY
Share capital	6(a)	88,436,263	88,436,263
Other reserves	6(b)	3,218,830	3,235,969
Accumulated losses		(74,128,578)	(72,055,396)

Total equity		17,526,515	19,616,836

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Immuron Limited	9

Immuron Limited

Consolidated statement of changes in equity

For the half-year 31 December 2023

		Attributable to owners of Immuron Limited
Consolidated entity	Notes	Share capital $	Other reserves $	Accumulated losses $	Total equity $
Balance at 1 July 2022		88,436,263	3,166,419	(68,425,281)	23,177,401

Loss for the period		-	-	(1,978,383)	(1,978,383)
Other comprehensive income		-	(838)	-	(838)
Total comprehensive income for the half-year		-	(838)	(1,978,383)	(1,979,221)

Transactions with owners in their capacity as owners:
Options and warrants issued/expensed (net of adjustments)		-	66,100	-	66,100
Balance at 31 December 2022		88,436,263	3,231,681	(70,403,664)	21,264,280

Balance at 1 July 2023		88,436,263	3,235,969	(72,055,396)	19,616,836

Loss for the period		-	-	(2,073,182)	(2,073,182)
Other comprehensive income		-	4,441	-	4,441
Total comprehensive income for the half-year		-	4,441	(2,073,182)	(2,068,741)

Options and warrants issued/expensed (net of adjustments)	6(b)	-	(21,580)	-	(21,580)
Balance at 31 December 2023		88,436,263	3,218,830	(74,128,578)	17,526,515

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	10

Immuron Limited

Consolidated statement of cash flows

For the half-year 31 December 2023

	Consolidated entity
	31 December	31 December
	2023 $	2022 $
Cash flows from operating activities
Receipts from customers	2,227,615	583,772
Payments to suppliers and employees	(6,332,678)	(4,554,102)
Australian R&D tax incentive refund	395,002	251,986
Grants received from government and non-government sources	1,706,225	2,726,327
Net cash outflow from operating activities	(2,003,836)	(992,017)

Cash flows from investing activities
Payments for property, plant and equipment	-	(7,067)
Payment for acquisition of associate	-	(2,650,574)
Interest received	153,508	54,072
Net cash inflow/(outflow) from investing activities	153,508	(2,603,569)

Cash flows from financing activities
Principal elements of lease payments	(19,163)	(16,994)
Interest and other costs of finance paid	(4,007)	(4,501)
Net cash outflow from financing activities	(23,170)	(21,495)

Net (decrease) in cash and cash equivalents	(1,873,498)	(3,617,081)
Cash and cash equivalents at the beginning of the financial year	17,159,764	22,110,278
Effects of exchange rate changes on cash and cash equivalents	(72,804)	(18,072)
Cash and cash equivalents at end of the half-year	15,213,462	18,475,125

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	11

Immuron Limited

Notes to the consolidated financial statements

31 December 2023

1	Segment and revenue information

(a)	Description of segments and principle activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the Unites States and Canada.

(b)	Segment results

	Research and	Hyperimmune
Consolidated entity	development	products	Other	Total
31 December 2023	$	$	$	$
Hyperimmune products revenue	-	2,355,580	-	2,355,580
Cost of sales of goods	-	(775,232)	-	(775,232)
Gross profit	-	1,580,348	-	1,580,348

Other income	2,478,366	6,987	-	2,485,353
Other gains/(losses) – net	-	-	(750,560)	(750,560)

General and administrative expenses/adjustments	-	233	(1,949,463)	(1,949,230)
Research and development expenses	(2,653,086)	-	-	(2,653,086)
Selling and marketing expenses	-	(732,853)	-	(732,853)
Operating profit/(loss)	(174,720)	854,715	(2,700,023)	(2,020,028)

Finance income	-	-	153,508	153,508
Finance costs	-	-	(4,007)	(4,007)

Share of loss from equity accounted associate	-	-	(202,655)	(202,655)
Profit/(loss) for the period	(174,720)	854,715	(2,753,177)	(2,073,182)

Assets
Segment assets	445,996	2,715,183	16,721,537	19,882,716
Total assets	445,996	2,715,183	16,721,537	19,882,716

Liabilities
Segment liabilities	220,791	1,170,374	965,036	2,356,201
Total liabilities	220,791	1,170,374	965,036	2,356,201

Immuron Limited	12

Immuron Limited

Notes to the consolidated financial statements

31 December 2023

(continued)

1	Segment and revenue information (continued)

(b)	Segment results (continued)

	Research and	Hyperimmune
Consolidated entity	development	products	Other	Total
31 December 2022	$	$	$	$

Hyperimmune products revenue	-	583,646	-	583,646
Cost of sales of goods	-	(155,726)	-	(155,726)
Gross profit	-	427,920	-	427,920

Other income	1,601,696	7,410	-	1,609,106
Other gains/(losses) – net	-	-	(130,937)	(130,937)

General and administrative expenses/adjustments	-	9,584	(1,869,465)	(1,859,881)
Research and development expenses	(1,521,635)	-	-	(1,521,635)
Selling and marketing expenses	-	(460,791)	-	(460,791)
Operating profit/(loss)	80,061	(15,877)	(2,000,402)	(1,936,218)

Finance income	-	-	54,072	54,072
Finance costs	-	-	(4,501)	(4,501)
Share of loss from equity accounted associate	-	-	(91,736)	(91,736)
Profit/(loss) for the period	80,061	(15,877)	(2,042,567)	(1,978,383)

Assets
Segment assets	134,663	1,439,061	21,527,081	23,100,805
Total assets	134,663	1,439,061	21,527,081	23,100,805

Liabilities
Segment liabilities	23,723	145,027	1,667,775	1,836,525
Total liabilities	23,723	145,027	1,667,775	1,836,525

2	Revenue from contract with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan		Protectyn
Consolidated entity	Australia	United States	Canada	Australia	Other	Total
31 December 2023	$	$	$	$	$	$

Segment revenue	1,853,048	481,920	-	20,612	-	2,355,580
Revenue from external customers	1,853,048	481,920	-	20,612	-	2,355,580

	Travelan		Protectyn
Consolidated entity	Australia	United States	Canada	Australia	Other	Total
31 December 2022	$	$	$	$	$	$

Segment revenue	260,205	295,410	1,201	26,830	-	583,646
Revenue from external customers	260,205	295,410	1,201	26,830	-	583,646

Immuron Limited	13

Immuron Limited

Notes to the consolidated financial statements

31 December 2023

(continued)

3	Other income and expense items

(a)	Other income

	Consolidated entity
	31 December	31 December
	2023	2022
	$	$
Australian R&D tax incentive refund	219,609	129,149
MTEC R&D grant	2,258,757	1,472,547
Other income	6,987	7,410
	2,485,353	1,609,106

(b)	Other gains/(losses)

		Consolidated entity
		31 December	31 December
		2023	2022
	Notes	$	$
Net foreign exchange gains/(losses)		(165,511)	(67,845)
Fair value gains/(losses) to financial assets	4(b)(ii)	(585,070)	(63,092)
Other items		21	-
		(750,560)	(130,937)

4	Financial assets and financial liabilities

(a)	Trade and other receivables

		Consolidated entity
		31 December			30 June
		2023			2023
		Current	Non- current	Total	Current	Non- current	Total
	Notes	$	$	$	$	$	$
Trade receivables (i)		352,869	-	352,869	46,949	-	46,949
Loss allowance		(16,486)	-	(16,486)	(27,920)	-	(27,920)
		336,383	-	336,383	19,029	-	19,029
Accrued income - Australian R&D tax incentive refund		222,998	-	222,998	398,391	-	398,391
Total trade and other receivables		559,381	-	559,381	417,420	-	417,420

(i)	Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

Immuron Limited	14

Immuron Limited

Notes to the consolidated financial statements

31 December 2023

(continued)

4	Financial assets and financial liabilities (continued)

(b)	Financial assets

The group classifies the following as financial assets recognised at fair value through profit or loss (FVPL) as part of Immuron’s strategic investment in Ateria:

●	Immuron was entitled to 735,000 share options with a total exercise price of £1,470,000 that expired on 31 July 2023. Immuron elected not to exercise 735,000 share options during the period ending 31 December 2023.

●	Immuron may receive up to 471,306 shares as Ateria consideration receivable based on performance targets which is deemed highly probable for the period ending 31 December 2023. Refer to Note 9 for further information.

Financial assets mandatorily measured at FVPL include the following:

	Consolidated entity
	31 December	30 June
	2023	2023
	$	$
Current assets
Financial assets	1,205,375	1,834,034

(i)	Recognised fair value measurements

Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Recurring fair value measurements	Level 1	Level 2	Level 3	Total
At 31 December 2023	$	$	$	$
Financial assets
Ateria share options	-	-	-	-
Ateria contingent consideration receivable	-	-	1,205,375	1,205,375
Total financial assets	-	-	1,205,375	1,205,375

Immuron Limited	15

Immuron Limited

Notes to the consolidated financial statements

31 December 2023

(continued)

4	Financial assets and financial liabilities (continued)

(b)	Financial assets (continued)

(i)	Recognised fair value measurements (continued)

Fair value hierarchy (continued)

There were no transfers between different levels for recurring fair value measurements during the period.

The group’s policy is to recognise transfers into and out of fair value hierarchy levels as at the end of the reporting period.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-thecounter derivatives) is determined using valuation techniques that maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Valuation techniques used to determine fair values

The assessed fair value of Ateria contingent consideration receivable at reporting date was determined at arm’s length using the last offered share price of £1.38 on 24 November 2023 and the expected number of shares to be received of 471,306. Given positive progress being made in establishing brand identity and sales growth, the most recent capital raising price continues to be the best determination of fair value for Ateria’s shares given that they do not trade on an active market. No reasonably possible changes would result in a material change in value.

The number of shares to be received in Ateria is dependent on the financial performance of Ateria. If Ateria achieves a revenue goal for the calendar year 2023 of above £1 million, the number of shares to be received reduces on a linear basis. No shares are received if revenue exceeds £3,191,732. At the reporting date, Immuron expects 100% of shares to be received.

(ii)	Amounts recognised in profit or loss

During the half-year, the following losses were recognised in profit or loss:

	Consolidated entity
	31 December	31 December
	2023	2022
	$	$
Fair value gains/(losses) to financial assets	(585,070)	(63,092)

		Level 2	Level 3	Total
Reconciliation	Note	$	$	$
Balance at 1 July 2023		221,620	1,612,414	1,834,034
Fair value gains/(losses) to financial assets		(221,620)	(363,450)	(585,070)
Fair Value at 31 December 2023	11(b)(i)	-	1,248,964	1,248,964
Share of the loss in Ateria for the period		-	(43,589)	(43,589)
Balance at 31 December 2023		-	1,205,375	1,205,375

Immuron Limited	16

Immuron Limited

Notes to the consolidated financial statements

31 December 2023

(continued)

5	Non-financial assets and liabilities

(a)	Inventories

	Consolidated entity
	31 December			30 June
	2023			2023
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Raw materials and stores (Colostrum)	-	759,052	759,052	-	1,108,256	1,108,256
Work in progress	806,289	-	806,289	444,905	111,390	556,295
Finished goods (Travelan and Protectyn)	805,712	-	805,712	394,381	-	394,381
Other inventories	7,747	-	7,747	682	-	682
	1,619,748	759,052	2,378,800	839,968	1,219,646	2,059,614

6	Equity securities issued

(a)	Share capital

	31 December	31 December	30 June	30 June
	2023 No.	2023 $	2023 No.	2023 $
Fully paid	227,798,346	88,436,263	227,798,346	88,436,263

(i)	Movements in ordinary shares:

	Number of
Details	shares	$
Balance at 1 July 2023	227,798,346	88,436,263
Less: Transaction costs arising on share issues	-	-
Balance at 31 December 2023	227,798,346	88,436,263

(ii)	Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

(b)	Other reserves

The following table shows a breakdown of the balance sheet line item ‘other reserves’ and the movements in these reserves during the period. A description of the nature and purpose of each reserve is provided below the table.

Immuron Limited	17

Immuron Limited
Notes to the consolidated financial statements

31 December 2023

(continued)

6	Equity securities issued (continued)

(b) Other reserves (continued)

		Share-based payments	Foreign currency translation	Total other reserves
Consolidated entity	Notes	$	$	$
At 1 July 2023		3,123,759	112,210	3,235,969

Currency translation differences		-	4,441	4,441
Other comprehensive income		-	4,441	4,441

Transactions with owners in their capacity as owners
Options and warrants expensed	7	8,921	-	8,921
Options issued in the period (net of adjustments)	7	(30,501)	-	(30,501)
At 31 December 2023		3,102,179	116,651	3,218,830

(i) Movements in options and warrants:

		Number of
Details	Note	options	$
Balance at 1 July 2023		12,879,720	3,123,758

Options issued in the period (net of adjustments)	7, 10(b)(ii)	1,000,000	(30,501)
Options and warrants expensed		-	8,921
Balance at 31 December 2023		13,879,720	3,102,178

7	Share-based payments

Options were granted to key management personnel in 2022 but were subject to shareholder approval that was not obtained until 21 November 2023. The options have been expensed over the vesting period from when the service period commenced in 2022 and lmmuron have revised the estimate of fair value at the grant date of 21 November 2023.The adjustment of $30,501 relates to the difference between the estimated fair value and the grant date fair value of these options. The fair value at the shareholder approval date was lower than the fair value at the estimated grant date. The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, risk-free interest rate for the term of the security and certain probability assumptions. Refer to Note 10 for further information.

Performance rights were granted to key management personnel and employees during the period for the year ended 30 June 2024. These can be settled in cash or shares and lmmuron have recognised a liability as at 31 December 2023. The performance rights are based on non-market key performance indicator (KPls). They have been expensed over the service period based on an estimate of KPls are expected to be achieved by 30 June 2024. The expense for the period ended 31 December 2023 was $124,416.

8	Contingencies

The group had no contingent liabilities at 31 December 2023 (31 December 2022: nil).

Immuron Limited	18

Immuron Limited
Notes to the consolidated financial statements

31 December 2023

(continued)

9	Events occurring after the reporting period

The following occurred after the Balance Date:

●	On 22 February 2024, the Company received a further 471,306 shares in Ateria Health Limited upon satisfying performance milestones. For further details refer to Note 4 (b)(i).

No other matter or circumstance has arisen since 31 December 2023 that has significantly affected, or may significantly affect the group’s operations, the results of those operations, or the group’s state of affairs in future financial periods.

10	Related party transactions

(a)	Subsidiaries and associates

Interests in subsidiaries and associates are set out in note 11(a) and 11(b), respectively.

(b)	Transactions with other related parties

The following transactions occurred with related parties:

	Consolidated entity
	31 December 2023 $	31 December 2022 $
Purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	52,989	38,500
Options and warrants expensed (ii)	8,921	66,100
Options issued in the period (net of adjustment) (ii)	(30,501)	-
Performance bonuses to key management Personnel (iii)	112,511	-
	143,920	104,600

(i)	Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	Rental of an office suite - Wattle Laboratories P/L.

●	Warehousing, distribution and invoicing services - Grandlodge Capital Pty Ltd.

(ii)	Share-based payment expenses to key management personnel and their related entities

Fair value of existing ESOP Options issued to key management personnel in prior periods is determined using Black-Scholes. This expense (net of adjustments) includes $8,921 for share-based payment expenses for options granted in prior years and an adjustment of $30,501 for options that were granted to key management personnel in 2022 but were subject to shareholder approval that was not obtained until 21 November 2023. Further information on these options is in note 7.

Immuron Limited	19

Immuron Limited
Notes to the consolidated financial statements

31 December 2023

(continued)

10	Related party transactions (continued)

(b)	Transactions with other related parties (continued)

(ii)	Share-based payment expenses to key management personnel and their related entities (Continued)

The revised fair value at grant date is:

		Exercise	No. of	Share price at grant date	Expected	Dividend	Risk- free interest	Fair value at grant date
Grant date	Expiry date	price ($)	options	($)	volatility	yield	rate	($)
2023-11-21	2027-11-21	0.25	1,000,000	0.08	119.21%	0.00%	4.09	0.0511

(iii)	Performance bonuses to key management personnel

Performance bonuses relate to key management personnel short term incentive for the period ended 31 December 2023. Refer to note 7 for further information.

11	Interests in other entities

(a) Material subsidiaries

The group’s principal subsidiaries at 31 December 2023 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

		Ownership interest held by the group
Name of entity	Place of business/ country of incorporation	31 December 2023%	31 December 2022%
Immuron Inc.	United States	100	100
Immuron Canada Limited	Canada	100	100
Anadis EPS Pty Ltd	Australia	100	100

(b) Interests in associates

Immuron acquired 17.5% interest in Ateria Health Limited (Ateria) on 25 November 2022 with cash consideration, which remains unchanged at 31 December 2023. Ateria is a U.K. based company that has developed ground-breaking product for the treatment of irritable bowel syndrome (IBS). The strategic investment advances Immuron’s objective to enter the broader IBS market with leading products and strengthens the distribution of Immuron’s Travelan® products through B2C online platforms and pharmacy and retail channels (B2B) in target markets. Ateria has the same financial year end date of 30 June as that of Immuron.

As part of the strategic investment Immuron was offered one Ateria board seat and the group has nominated a representative executive to the Board from 25 November 2022. Immuron was also entitled to a second representative director upon exercise of the 735,000 share options, expiring on 31 July 2023, which Immuron subsequently elected not to exercise. The Ateria board is comprised of six seats since 25 November 2022, which remains unchanged at 31 December 2023.

The group’s interest in Ateria is accounted for using the equity method in the financial statements.

Immuron Limited	20

Immuron Limited
Notes to the consolidated financial statements

31 December 2023

(continued)

11	Interests in other entities (continued)

(b)	Interests in associates (continued)

(i) Summarised financial information for associates

	31	31
	December	December
	2023	2022
Summarised statement of comprehensive income	$	$
Revenue fromB contracts with customers	417,535	9,692
Cost of sales of goods	(63,758)	(3,307)
Gross profit	353,777	6,385
Other (losses)/gains – net	217,901	(11,164)
General and administrative expenses	(634,577)	(354,313)
Research and development expenses	(119,672)	(23,085)
Selling and marketing expenses	(979,151)	(154,628)
Operating loss	(1,161,722)	(536,805)
Finance costs - net	3,691	338
Loss before income tax	(1,150,031)	(536,467)
Income tax expense	-	-
Loss after income tax	(1,158,031)	(536,467)
The group’s share of loss for the period - 17.5% (2022: 17.1%)	(202,655)	(91,736)

		31 December
	Note	2023
Recognised in:
Investments accounted for using the equity method		(159,066)
Financial assets - Ateria consideration receivable	4(b)(ii)	(43,589)
		(202,655)

	Consolidated entity
	31 December 2023	30 June
Reconciliation of the consolidated entity's carrying amount		$2023

Opening carrying amount	159,066	-
Investment in Ateria Health Limited	-	404,117
Acquisition of shares	-	79,289
Share of loss after income tax	(159,066)	(324,340)
	-	159,066

Immuron Limited	21

Immuron Limited
Notes to the consolidated financial statements

31 December 2023

(continued)

12 Loss per share

(a)	Reconciliation of earnings used in calculating earnings per share

	Consolidated entity
	31 December 2023	31 December 2022
	$	$
Basic/diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating basic/diluted earnings per share:
From continuing operations	(2,073,182)	(1,978,383)

(b)	Weighted average number of shares used as denominator

	Consolidated entity
	2023	2022
	Number	Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	227,798,346	227,798,346

The group is currently in a loss making position and thus the impact of any potential shares is concluded as anti-dilutive which includes the group’s options and warrants. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Immuron Limited	22

Immuron Limited
Notes to the consolidated financial statements

31 December 2023

(continued)

13 Basis of preparation of half-year report

This consolidated interim financial report for the half-year reporting period ended 31 December 2023 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2023 and any public announcements made by Immuron Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated. The Interim Financial Statements have been approved and authorised for issue by the board on 28 February 2024.

(a) Income and revenue recognition

(i) Sale of hyperimmune products

Revenue arises mainly from the sale of hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized at a point in time when or as the group transfers control of the assets to the customer upon delivery of the products or in the case of consignment sales when the distributor sells the product to the customer . The general standard payments terms for customers are 30 days.

There is no significant cost to obtain the contract. However, there is variable consideration due to rebates, discounts and refunds. The variable amount of consideration is allocated entirely to the distinct good that is consistent with the amount of consideration to which the group expects to be entitled in exchange for transferring the promised goods to the customer. The group offers rebates of up to 15% to some loyal customers in Australia. There are no warranties. Returns and refunds are provided where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where is short dated to within 3 months. In this case we will offer replacement stock or a refund.

Immuron Limited	23

Immuron Limited

Directors’ declaration

31 December 2023

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 8 to 23 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards AASB 134 Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date, and

(b)	there are reasonable grounds to believe that the Immuron Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of directors.

Mr Paul Brennan
Independent Non-Executive Chairman
Melbourne
28 February 2024

Immuron Limited	24

Grant Thornton Audit Pty Ltd
Level 22 Tower 5
Collins Square
727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Independent Auditor’s Review Report

To the Members of Immuron Limited

Report on the half-year financial report

Conclusion

We have reviewed the accompanying half year financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2023, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, a description of accounting policies, other selected explanatory notes, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the accompanying half-year financial report of Immuron Limited does not comply with the Corporations Act 2001 including:

a	giving a true and fair view of the Group’s financial position as at 31 December 2023 and of its performance for the half-year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for Conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity. Our responsibilities are further described in the Auditor’s responsibilities for the review of the financial report section of our report. We are independent of the Company in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

www.grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. ‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.

Directors’ responsibility for the half-year financial report

The Directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the half-year financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility for the review of the financial report

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2023 and its performance for the half-year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Grant Thornton Audit Pty Ltd

Chartered Accountants

T S Jackman

Partner – Audit & Assurance

Melbourne, 28 February 2024

Grant Thornton Audit Pty Ltd

immuron

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Blackburn North VIC 3131
Australia

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